Exhibit 99.1


Opening doors to the future®

Press Release

DENVER, CO – April 25, 2018   Contact: Chris Van Ens
                                                                                     Phone: 720.348.7762

UDR ANNOUNCES FIRST QUARTER 2018 RESULTS

UDR, Inc. (the "Company") First Quarter 2018 Highlights:

- Net income per share was $0.30, Funds from Operations ("FFO") per share was $0.47, FFO as Adjusted ("FFOA") per share was $0.47, and Adjusted Funds from Operations ("AFFO") per share was $0.45.
- Net income attributable to common stockholders was $80.8 million as compared to $25.0 million in the prior year period. The increase was primarily due to higher gains on the sale of real estate.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth was 3.0 percent, 3.6 percent and 2.7 percent, respectively.
- Invested $20.0 million into Alameda Point, a 220-home Developer Capital Program ("DCP") project located in Alameda, CA through a secured note. At quarter end, the Company's DCP investment totaled $159.3 million.
- Repurchased approximately 593 thousand common shares at an average price of $33.69 for approximately $20.0 million.
- Elected Thomas W. Toomey as Chairman of the Company's Board, in addition to his responsibilities as Chief Executive Officer and President, effective January 1, 2018. Contemporaneously, James D. Klingbeil was elected Lead Independent Director of the Board.
- Reaffirmed full-year 2018 earnings and same-store guidance ranges.

	Q1 2018	Q1 2017
Net income per common share, diluted	**$0.30**	**$0.09**
Conversion from GAAP share count	(0.028)	(0.009)
Net gain on the sale of depreciable real estate owned	(0.237)	(0.043)
Cumulative effect of change in accounting principle	(0.007)	-
Depreciation and amortization	0.413	0.400
Noncontrolling interests and preferred dividends	0.028	0.011
FFO per common share and unit, diluted	**$0.47**	**$0.45**
Cost/(benefit) associated with debt extinguishment and other	-	0.005
Net gain on the sale of non-depreciable real estate owned	-	(0.005)
Casualty-related charges/(recoveries), including JVs, net	0.003	(0.001)
FFOA per common share and unit, diluted	**$0.47**	**$0.45**
Recurring capital expenditures	(0.022)	(0.023)
AFFO per common share and unit, diluted	**$0.45**	**$0.43**

A reconciliation of FFO, FFOA and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's first quarter Supplemental Financial Information.

Operations

In the first quarter, total revenue increased by $9.5 million, or 3.9 percent, to $253.3 million. This increase was primarily attributable to growth in revenue from same-store communities, stabilized, non-mature and development communities.

In the first quarter, same-store NOI increased 2.7 percent year-over-year and was driven by same-store revenue growth of 3.0 percent and a 3.6 percent increase in same-store expenses. Weighted average same-store physical occupancy increased by 30 basis points year-over-year at 96.9 percent. The first quarter annualized rate of turnover was 40.0 percent, representing a 120 basis point decline year-over-year.

Summary of Same-Store Results First Quarter 2018 versus First Quarter 2017

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.1%	1.8%	4.8%	44.0%	96.4%	13,698
Mid-Atlantic	2.3%	6.4%	0.5%	23.7%	97.4%	10,480
Northeast	0.4%	4.2%	(1.2)%	15.9%	97.4%	3,493
Southeast	4.8%	(0.1)%	7.1%	12.6%	96.8%	7,683
Southwest	0.9%	8.2%	(3.4)%	3.8%	96.3%	2,923
Total	**3.0%**	**3.6%**	**2.7%**	**100.0%**	**96.9%**	**38,277**

[1] Based on Q1 2018 NOI.
[2] Weighted average same-store occupancy for the quarter.
[3] During the first quarter, 38,277 apartment homes were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequential same-store NOI increased by 0.5 percent in the first quarter of 2018 on same-store revenue growth of 1.0 percent and a 2.4 percent increase in same-store expenses. Weighted average same-store physical occupancy increased by 20 basis points sequentially to 96.9 percent.

Development and Redevelopment Activity

At the end of the first quarter, the Company's development pipeline totaled $810.5 million at its pro-rata ownership interest. Of this total, 91 percent had been funded. All of the Company's development communities were in lease-up as of the end of the first quarter. The development pipeline is currently expected to produce a weighted average spread between stabilized yields and current market cap rates of 150 to 200 basis points.

DCP

At the end of the first quarter, the Company's DCP investment, including accrued return, totaled $159.3 million. Activity during the first quarter consisted of:

- Invested $20.0 million into Alameda Point, a 220-home project located in Alameda, CA, through a secured note.

- Agreed to transition OLiVE DTLA, a 293-home, $129.4 million West Coast Development Joint Venture ("WCDJV") community located in Los Angeles, from a DCP project into a long-term hold.

Wholly-Owned Transactional Activity

During the first quarter, the Company sold Pacific Shores, a 264-home community located in Orange County, for $90.5 million or $342,800 per home. At the time of the sale, the community had a weighted average monthly revenue per occupied home of $2,053 and was 47 years old.

Capital Markets and Balance Sheet

During the first quarter, the Company repurchased approximately 593 thousand common shares at an average price of $33.69 for approximately $20.0 million.

At March 31, 2018, the Company had approximately $843.4 million of availability, through a combination of cash and undrawn capacity, on its credit facilities.

The Company's total indebtedness at March 31, 2018 was $3.7 billion. The Company ended the quarter with fixed-rate debt representing 86.7 percent of its total debt, a total blended interest rate of 3.7 percent and a weighted average maturity of 5.1 years. The Company's consolidated leverage was 33.1 percent versus 32.9 percent a year ago, its consolidated net-debt-to-EBITDAre was flat year-over-year at 5.8x and its consolidated fixed charge coverage ratio was 4.5x versus 4.4x a year ago.

Board of Directors

The Company's Board of Directors elected Thomas W. Toomey to the position of Chairman of the Board, effective January 1, 2018, in addition to his current responsibilities as the Company's Chief Executive Officer and President. James D. Klingbeil, who had served as Chairman since 2010, was elected Lead Independent Director of the Board.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter of 2018 in the amount of $0.3225 per share. The dividend will be paid in cash on April 30, 2018 to UDR common stockholders of record as of April 9, 2018. The first quarter 2018 dividend represented the 182nd consecutive quarterly dividend paid by the Company on its common stock.

Outlook

For the second quarter of 2018, the Company has established the following earnings guidance ranges:

Net income per share	$0.07 to $0.09
FFO per share	$0.47 to $0.49
FFOA per share	$0.47 to $0.49
AFFO per share	$0.43 to $0.45

For the full-year 2018, the Company reaffirmed the following earnings guidance ranges:

Net income per share	$0.50 to $0.54
FFO per share	$1.91 to $1.95
FFOA per share	$1.91 to $1.95
AFFO per share	$1.76 to $1.80

For the full-year 2018, the Company reaffirmed the following same-store growth guidance ranges:

Revenue	2.50% to 3.50%
Expense	2.50% to 3.50%
Net operating income	2.50% to 3.50%

Additional assumptions for the Company's second quarter and full-year 2018 guidance can be found on Attachment 15 of the Company's first quarter Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's first quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's first quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on April 26, 2018 to discuss first quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through May 26, 2018, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13678176, when prompted for the passcode.

A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the first quarter 2018 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-348-7762.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning the availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments and redevelopments, delays in completing lease-ups on schedule or at expected rent and occupancy levels, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of March 31, 2018, UDR owned or had an ownership position in 49,464 apartment homes including 1,953 homes under development or in its Developer Capital Program – WCDJV. For over 46 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates.